[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

December 10, 2013

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:                           TCP Capital Corp.

Registration Statement on Form N-2

File Numbers 333-192066

Dear Mr. Minore:

We are in receipt of comments provided by you on December 9, 2013 to Steven Grigoriou of Skadden, Arps, Slate, Meagher & Flom LLP regarding the TCP Capital Corp.’s (the “Company” or the “Holding Company”) Registration Statement on Form N-2 (the “Registration Statement”).  In this letter, Special Value Continuation Partners, LP is referred to as the Operating Company.

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below.  For ease of reference, a summary of each comment is set forth in bold font and followed by the corresponding response.  The comments are set forth below and are followed by the Company’s response.  Capitalized terms not defined herein shall have meanings set forth in the Registration Statement.

Securities and Exchange Commission

December 10, 2013

1.     Comment:                              Please disclose that a substantial majority of the Operating Company’s debt investments contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Operating Company.

Response:                                        The Company undertakes to revise its disclosure in any prospectus supplement used pursuant to this Registration Statement in accordance with your comment.

2.     Comment:                              Please update all references in the “Investment Portfolio” presentation to specify which “LIBOR” rate is being used.

Response:                                        The Company undertakes to revise its disclosure in any prospectus supplement used pursuant to this Registration Statement in accordance with your comment.

3.     Comment:                              Please explain why the Registrant believes it is appropriate to have incentive compensation paid to the General Partner.

Response:                                        Under the 1940 Act, an investment advisor may do what it wishes with any advisory compensation earned by it.(1)  In the case of the Operating Company, Tennenbaum Capital Partners, LLC, the investment adviser (the “Advisor”) requested and the Board of Directors and shareholders of the Operating Company and the Holding Company agreed that the incentive portion of the compensation would be paid to the Advisor’s affiliate, SVOF/MM, LLC, in its capacity as general partner (the “General Partner”) of the Operating Company.

As we noted in our telephone conversation on December 9, 2013 and in correspondence with the Staff in connection with the Holding Company’s initial public offering,(2) the Operating Company’s Amended and Restated Limited Partnership Agreement (the “Partnership Agreement”) is not an investment advisory

(1)         Please see Investment Company Act Release No. 11414, 1980 SEC Lexis 444 (Oct. 8, 1980) at page 5 and SEC No-Action Letter, Investment Company Institute (pub. avail. Oct. 30, 1998), each confirming an adviser’s ability to use its legitimate profits in any manner, specifically to pay distribution expense fees of a fund. We would also point you to Weiss, Peck & Greer (no-action letter, March 31, 1981) involving a limited partnership where the managing general partner would earn a 2% advisory fee and affiliated non-managing general partners would receive allocations of 20% of realized capital gain.  Although the precise issue considered by the Staff was the amount of the performance fee, it is difficult to believe there was an issue relating to the appropriateness of allocating a portion of the advisory compensation to persons other than the investment adviser.

(2)         Please see the Company’s response to Comment 31 in the Company’s response letter dated May 2, 2011.

Securities and Exchange Commission

December 10, 2013

agreement.  The Partnership Agreement does not specify any investment advisory services to be provided by the General Partner to the Operating Company and no investment advisory services are rendered by the General Partner to the Operating Company pursuant to the Partnership Agreement or otherwise.  Rather, as provided in Section 1 of the Operating Company’s investment management agreement (the “Investment Management Agreement”) with the Advisor, the Advisor has “full power” to supervise and direct the investment and reinvestment of the Operating Company’s assets.  Accordingly, the provisions of Article 8 of the Partnership Agreement providing for incentive compensation distributions to the General Partner are not provisions of a separate investment advisory agreement.  Further, Section 6 of the Investment Management Agreement specifies in detail, in accordance with Section 15 of the 1940 Act, the full compensation of the Advisor, including both the base fee and the incentive compensation.  Section 6(g) provides that the incentive compensation will be paid to the General Partner under the Partnership Agreement rather than to the Advisor under the Investment Management Agreement unless either the Advisor or the Holding Company both (i) determines otherwise, including because payment under the Partnership Agreement would not be consistent with the 1940 Act, and (ii) amends the Partnership Agreement to eliminate the distribution provisions.  Consequently, because the Partnership Agreement is only a payment mechanism and not a contract to act as an investment adviser, the Company believes that the distribution provisions in the Partnership Agreement are not a separate investment management agreement and the absence of an anti-assignment clause in the Partnership Agreement (which is in the Investment Management Agreement where it is required) is consistent with the requirements of the 1940 Act.

4.     Comment:                              Please confirm that the Board makes a fair value determination on a security by security basis for each investment in the Company’s portfolio that is fair valued and please disclose that it does so in the Registration Statement.

Response:                                        We note that the base prospectus currently states on page 71 that “(t)he audit committee of the board of directors discusses the valuations, and the board of directors approves the fair value of each investment in our portfolio in good faith based on the input of the Advisor, the respective independent valuation firms (to the extent applicable) and the audit committee of the board of directors.”

Securities and Exchange Commission

December 10, 2013

The Holding Company and the Operating Company acknowledge that:

1.                                      the Holding Company and the Operating Company are responsible for the adequacy and accuracy of the disclosure in the filing;

2.                                      should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.                                      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company and the Operating Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.                                      the Holding Company and the Operating Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company intends to commence an offering promptly after the effective date of this Registration Statement and thereafter from time to time.

The Company has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.

Very truly yours,

/s/ Richard T. Prins
Richard T. Prins